Mail Stop 3561

January 25, 2010

Mr. Kevin R. Keating
Chief Executive Officer
Catalyst Lighting Group, Inc.
190 Lakeview Way
Vero Beach, FL 32963

>   **Re: Catalyst Lighting Group, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **September 30, 2009**
>   **File No. 000-50385**

Dear Mr. Keating:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Brian K Bhandari
                            Branch Chief
                            Office of Beverages, Apparel and
                            Health Care Services